CPI AEROSTRUCTURES, INC.

91 Heartland Boulevard

Edgewood, NY 11717

September 28, 2017

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	CPI Aerostructures, Inc.

Registration Statement on Form S-3

Filed August 22, 2017

File No. 333-220090

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CPI Aerostructures, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-220090), so that such Registration Statement will become effective at 4:30 p.m. Eastern Time on Monday, October 2, 2017, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CPI AEROSTRUCTURES, INC.

By:	/s/ Douglas McCrosson
Name: Douglas McCrosson
Title: Chief Executive Officer